Exhibit 99.1

HEMISPHERX BIOPHARMA, INC.


NEWS                                                       One Penn Center
                                                        1617 JFK Boulevard
                                                   Philadelphia, PA  19103
                                                     Phone: (215) 988-0080
                                                       Fax: (215) 988-1739


CONTACT:                   Investor Relations
                           Dianne Will (518) 398-6222
                           ir@hemispherx.net www.hemispherx.net

                           Cormac Glynn (212) 732-4300
                           CEOcast, Inc.
                           cglynn@ceocast.com


               HEMISPHERX BIOPHARMA REPORTS 2003 YEAR-END RESULTS
             Cash Position and Total Shareholder's Equity Increases

Philadelphia, PA, March 15, 2004 - Hemispherx Biopharma, Inc. (AMEX: HEB) announced today results for its year-ended December 31, 2003. The Company reported a loss of $14,770,000, or $0.42 per share, compared to a loss of $7,424,000 or $0.23 per share for the same period in 2002. The loss in 2003 included $7,345,000 in non-cash expenses related to financing charges associated with the March, July, and October 2005, 6% Senior Convertible Debentures. Excluding these non-cash charges, the loss for the year ended December 31, 2003 was $7,425,000, or $0.21 per share, which included $957,000 in expenses relating to the operation of the Company's new Alferon division.

At December 31, 2003, total assets increased $7,364,000 and Stockholder's Equity increased $5,618,000 or approximately 155% over prior year levels.. The increase in total assets and stockholder's equity is primarily due to shares issued in connection with the March, July, and October 2005, 6% Senior Convertible Debentures and the acquisition of the Alferon N Injection(R) business.

Cash, cash and equivalents, and short-term investments were $5,259,000 at December 31, 2003 for an increase of $2,448,000 since December 31, 2002. Subsequent to year-end, the Company completed the placement of additional convertible debentures on January 26, 2004, raising additional operating funds of approximately $3,695,000.

R & D Phase Nearing Completion

Research and Development costs were $3,150,000 during the year ended December 31, 2003 as compared to $4,946,000 for the same period in 2002. This represents a decrease of $1,796,000 or 36% compared to 2002, primarily due to the Phase III ME/CFS Clinical Trial nearing completion, which resulted in lower related costs in 2003. Subsequently, the double-blind segment of the Company's AMP 516 ME/CFS Phase III clinical trial for use of Ampligen(R) in the treatment of ME/CFS was completed in February 2004.

General & Administrative

G&A expenses were $4,257,000 during the year ended December 31, 2003, including the expense related to the new Alferon division totaling $957,000. G&A expenses of $3,300,000 for the Company's Ampligen operations were 64% higher than for the same period in 2002. The primary reason for the increase in G&A expenses was due to the one time recovery of certain legal expenses in 2002 of approximately $1,050,000 due to a successful outcome in litigation with the Company's insurance carrier.


 About Hemispherx

Hemispherx Biopharma, based in Philadelphia, is a biopharmaceutical company engaged in the manufacture and clinical development of new drug entities for treatment of viral and immune-based chronic disorders. Its flagship products include Alferon and the experimental immunotherapeutics/antivirals Ampligen and Oragens. These novel proteins, approved for a category of STD infection, and experimental nucleic acids are being developed for globally important chronic viral diseases and disorders of the immune system including HPV, HIV, CFS, Hepatitis and SARS. Its platform technology includes large and small agent components for potential treatment of various chronic viral infections.
Hemispherx has approximately 350 patents comprising its core intellectual property estate, a fully commercialized product (Alferon N) and GMP certified manufacturing facilities for its novel pharma product. For more information please visit www.hemispherx.net

                                    ********
Information contained in this news release other than historical information, should be considered forward-looking and is subject to various risk factors and uncertainties. For instance, the strategies and operations of Hemispherx involve risk of competition, changing market conditions, change in laws and regulations affecting these industries and numerous other factors discussed in this release and in the Company's filings with the Securities and Exchange Commission. Any specifically referenced investigational drugs and associated technologies of the company (including Ampligen(R) and Oragens(TM)) are experimental in nature and as such are not designated safe and effective by a regulatory authority for general use and are legally available only through clinical trials with the referenced disorders. The forward-looking statements represent the Company's judgment as of the date of this release. The Company disclaims, however, any intent or obligation to update these forward-looking statements. Clinical trials for other potential indications of the approved biologic Alferon(R) do not imply that the product will ever be specifically approved commercially for these other treatment indications including SARS. The Alferon(R) asset for overseas sales for a category of STD is currently being acquired by the Company as part of a multi-step purchase contract of inventory, intellectual property, commercial licenses and GMP approved facilities, which house the biological operations.